August 27, 2025

David Johnson
Chief Financial Officer
AMERICAN VANGUARD CORP
4695 MacArthur Court
Newport Beach, CA 92660

       Re: AMERICAN VANGUARD CORP
           Form 10-K filed May 29, 2025
           Form 8-K filed March 14, 2025
           File No. 001-13795
Dear David Johnson:

         We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K filed May 29, 2025
Results of Operations, page 22

1. Given the material impact of transformation expenses on your 2024 operating results, please disaggregate the material components of this expense category. The expanded disclosure should clarify why these costs are characterized on page 21 as non-
       recurring. In this regard, it appears that this category includes expenses for compensation, strategic planning and information system upgrades that would appear to constitute normal and recurring cash operating expenses that are necessary to operate your business.
Liquidity and Capital Resources, page 24

2. Please disclose whether the Adjusted EBITDA amounts provided in your Forms 8-K can be used to assess your compliance with the minimum year-to-date consolidated
       EBITDA financial debt covenants referenced on page 27. In this regard, it is not clear whether the measures are equivalent.
Critical Accounting Estimates, page 27

3. If material, please expand your disclosure to address any intangible assets
 August 27, 2025
Page 2

       corresponding to your operations in countries for which you have recorded a full deferred tax asset valuation allowance. Based on the existing disclosure, it is not clear whether such intangible assets are material or whether the associated recoverability estimates are impacted by known adverse facts and circumstances. Major Customers, page 56

4. It is not clear whether the revenues corresponding to any individual countries in your
       South and Central America category should be separately disclosed pursuant to ASC
       280-10-50-41. Please tell us the three countries that primarily comprise the December
       31, 2024 South and Central America revenue amount and quantify each country's revenue. Tell us also the three countries that comprise the largest components of the
       2024 international intangible assets balance on page 59 and quantify the corresponding asset balances. In addressing your consideration of the disclosure
       guidance, please include a substantive analysis of the extent to which the sales growth and profit margins of your operations in the individual countries materially differ from your consolidated operating results. For example, the disclosure on page 53 infers continuing adverse operating results in your Brazilian operations, but the magnitude of those operations and the carrying value of any assets at risk do not appear to be disclosed either in the financial statements or in MD&A.
Form 8-K filed March 14, 2025
Exhibit 99.1, page 1

5.     Please clarify for us how you considered the guidance in Item
10(e)(1)(i) of
       Regulation S-K when excluding an estimate of the most directly comparable GAAP performance measure from your disclosure. It is also not clear why a reconciliation between Adjusted EBITDA and the comparable GAAP measure was omitted. Further, it does not appear that you have disclosed the reasons why you believe that Adjusted
       EBITDA provides useful information to investors. Additionally, it is not clear whether you use the non-GAAP financial measure for additional purposes. See Instruction 2 to
       Item 2.02 of Form 8-K.
6. Please tell us the extent to which your final fiscal 2024 Adjusted EBITDA results differed from your $42m preliminary estimate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-
551-3355 if you have questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services